

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 3, 2007

<u>By facsimile to (909) 971-0456 and U.S. Mail</u>

Ms. Brenda Pfeifer
President and Chief Executive Officer
Commercial E-Waste Management, Inc.
2510 Northland Drive
Mendota Heights, MN 55120

Re: Commercial E-Waste Management, Inc.
        Registration Statement on Form SB-2
        Filed November 7, 2007
        File No. 333-147193

Dear Ms. Pfeifer:

        We reviewed the filing and have the comments below.

        Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

        Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Registration Statement's Facing Page

1.   Disclosure states that Commercial E-Waste Management's SIC code number is 9511. Since our EDGAR system's records indicate that Commercial E-Waste Management's SIC code number is 4950, please revise or advise.

The Company, page 1

2.   Disclosure that Commercial E-Waste Management contracted four independent, commission-based salespersons is inconsistent with disclosure on page 19 that Commercial E-Waste Management has two sales persons that work on a commission only basis. Please reconcile the disclosures.

Selling Security Holders, page 10

3.   For a selling securityholder such as The Chesapeake Group, Inc. and XCL Partners, Inc. that is a legal entity, disclose the natural person or persons who exercise the sole or shared voting and dispositive powers for the shares offered by that selling securityholder.

4.   Disclose any family relationship between or among selling securityholders. For example, refer to Laura K. Cannon and Guy R. Cannon and Gregory T. Smock, Rita D. Smock, and Jeffrey C. Smock.

5.   Consider adding disclosure that the term selling securityholders includes the selling securityholders and their transferees, pledgees, donees, or their successors.

6.   State that Commercial E-Waste Management will file a prospectus supplement to name successors to any named selling securityholders who are able to use the prospectus to resell the securities.

Description of Securities, page 14

7.   Disclosure in the third paragraph states that all shares subject to this offering "when issued, will be fully paid for and non-assessable." Since the shares subject to this resale offering are already issued and outstanding, please change the words "when issued" to "when sold."

Interest of Named Experts and Counsel, page 16
Experts, page 16

8.   Please revise your disclosure to state that Weaver & Martin, LLC audited your financial statements as of June 30, 2007 and for the period January 25, 2007 (Inception) to June 30, 2007, as noted from its report.

Business of Issuer, page 17

9.   Clarify whether Commercial E-Waste Management is dependent on one or a few major customers. See Item 101(b)(6) of Regulation S-B.

10.   Clarify in what geographic area Commercial E-Waste Management operates its core business, the collection of E-Waste.

Industry Background and Competition, page 17

11.   Explain the meaning of the abbreviations, "PCs" and "CRT."

Number of total employees and number of full time employees, page 19; Employees, page 20

12.   Disclosures that both Ms. Brenda Pfeifer and Mr. Eugene Pfeifer work for Commercial E-Waste Management on a full time basis is inconsistent with disclosure on page 1 and elsewhere that Ms. Pfeifer works on a full time basis and Mr. Pfeifer works on a part time basis. Please reconcile the disclosures.

Interest Expense, page 20

13.   Disclosure states that Commercial E-Waste Management secured bridge loan financing on February 2, 2007. Advise what consideration Commercial E-Waste Management has given to filing the loan as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

Description of Property, page 21

14.   Disclosure states that Commercial E-Waste Management uses office space under a 36 month term lease that expires in February 2010. Advise what consideration Commercial E-Waste Management has given to filing the lease as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

Employment Contracts and Officers' Compensation, page 23

15.   Disclosure that Commercial E-Waste Management has not paid compensation to its sole officer, director, and employee is inconsistent with disclosure in the summary compensation table and elsewhere that Commercial E-Waste Management issued 10 million shares of common stock valued at $10,000 to Ms. Brenda Pfeifer in exchange for services related to developmental activities. Additionally, the disclosure that Commercial E-Waste Management has a sole officer, director, and employee is inconsistent with disclosure on page 1 and elsewhere that both Ms. Brenda Pfeifer and Mr. Eugene Pfeifer are officers and employees of Commercial E-Waste Management and Ms. Brenda Pfeifer is the sole director of Commercial E-Waste Management. Please reconcile the disclosures.

Financial Statements, page 24

16.   Please provide updated financial statements for the period ended September 30, 2007 in compliance with Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page 26

17.   Please request Weaver & Martin, LLC to revise its report to state, if true, that your statement of stockholders' equity for the period January 25, 2007 (Inception) to June 30, 2007 is in conformity with accounting principles generally accepted in the United States of America. Refer to Article 2-02(c) of Regulation S-X for guidance.

Note 2 – Accounting policies and procedures, page 31

18.   Please include your policy for accounting for accounts receivable and assessing any allowance for doubtful accounts.

Revenue recognition, page 31

19.   We note that you have generated revenues to date through (a) the collection of E-Waste and (b) the sale of recycled, refurbished, and remarketed E-Waste assets to third parties. Please revise your disclosure to state your policy for recognizing revenue for each of these sources so that it is evident from your disclosure that your policies comply with SAB Topic 13. Please note that once you begin generating revenues from the sale of equipment to third party recycling companies, you will need to state your policy for recognizing such revenues as well.

Undertakings, page 39

20.   Include the Rule 430C undertaking as required by Item 512(f)(2) of Regulation S-B.

Exhibit Index

21.   Include an exhibit index immediately before the exhibits as required by Item 102(d) of
        Regulation S-T.

Exhibits

22.   The exhibits to the registration statement are mistagged on the EDGAR system.
        Specifically:

        • Both exhibits 3(a) and 3(b) are mistagged as exhibit 3.

        • Exhibit 23(b) is mistagged as exhibit 23.

        The exhibits' tags should conform to the numbers assigned to the exhibits in response to
        Item 27 of Form SB-2. Refer to the EDGAR Filer Manual for instructions, and revise. If
        you require technical assistance, you may contact the EDGAR operations staff at the
        number listed in the manual.

23.   Disclosure in the financial statements' note 3 states that if additional capital is required,
        Commercial E-Waste Management's president has agreed to provide funds as a loan over
        the next 12 month period. See Item 601(b)(10) of Regulation S-B, and file the agreement
        as an exhibit to the registration statement.

Closing

        File an amendment to the SB-2 in response to the comments. To expedite our review,
Commercial E-Waste Management may wish to provide us three marked courtesy copies of the
amendment. Include with the filing any supplemental information requested and a cover letter
tagged as correspondence that keys the responses to the comments. If Commercial E-Waste
Management thinks that compliance with any of the comments is inappropriate, provide the basis
in the letter. We may have additional comments after review of the amendment, the responses to
the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the
registration statement reviewed by us to ensure that they have provided all information investors
require for an informed decision. Since Commercial E-Waste Management and its management
are in possession of all facts relating to the disclosure in the registration statement, they are
responsible for the adequacy and accuracy of the disclosures that they have made.

If Commercial E-Waste Management requests acceleration of the registration statement's effectiveness, Commercial E-Waste Management should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Commercial E-Waste Management from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Commercial E-Waste Management may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Commercial E-Waste Management provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Savoy Financial Group, Inc.
        Agent for Service, Commercial E-Waste Management, Inc.
        6767 West Tropicana Avenue, Suite 207
        Las Vegas, NV 89103

        Randall V. Brumbaugh, Esq.
        417 West Foothill Boulevard
        PMB B-175
        Glendora, CA 91741